March 21, 2023

VIA EDGAR

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pre-Effective Amendment to Registration Statement on Form N-2 for Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund (the “Fund” or the “Registrant”) (File Nos.: 811-21519 and 333-268410)

Dear Ms. Hamilton:

This letter responds to the comment that you provided to the undersigned via telephone on March 7, 2023, on the Fund’s Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 filed on March 2, 2023 (Accession No. 0000940394-23-000429) with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”).

We have reproduced the comment below and immediately thereafter provided the Fund’s response. The Fund’s response will be reflected in the definitive filing to the Fund’s Shelf Registration Statement. The Registrant seeks effectiveness of the filing no later than March 23, 2023 or as soon as possible thereafter. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

The Fund has received an order under Section 19(b) of the 1940 Act to permit it to make periodic capital gains dividends with respect to its Common Shares as frequently as twelve times each year, and as frequently as dividends are specified by or determined in accordance with the terms of any outstanding preferred shares that such Fund may issue.

  Comment: The Staff notes that, according to the fee and expense table included in the Summary of Fund Expenses section of the Fund’s prospectus, the expenses attributable to interest payments on borrowed funds pursuant to the Fund’s liquidity agreement with State Street Bank and Trust Company (the “Liquidity Agreement”) were 0.41%, which is in line with the average annual interest rate on the Fund’s borrowings for the year ended October 31, 2022, as disclosed in the Fund’s annual shareholder report (the “Annual Report”).  The Staff further notes that, according to note 7 of the Fund’s notes to financial statements in the Annual Report, that the Fund had average borrowings of $103 million at an annual interest rate of 3.80% for the year ended October 31, 2022 and that interest on borrowings outstanding under the Liquidity Agreement is charged at a rate of 1-month LIBOR plus 0.50%.  Please supplementally explain how the higher annual interest rate is being reflected in the Fund’s fee and expense table or revise such table to incorporate the higher interest rate.

Response: The Fund respectfully notes that, consistent with Instruction 8 to Item 4 for Form N-2, the current disclosure reflects the “interest paid in connection with outstanding” borrowings (emphasis added).  In light of the unpredictability of future market interest rates, the Fund believes that populating the fee table based on actual interest payments during the most recent reporting period, as contemplated by Form N-2, is reasonable.  In response to the Staff’s comment, however, the Fund will seek to further clarify the above-referenced disclosure by adding the following footnote to the “interest payments on borrowed funds” line item of its fee and expense table:

“Interest payments on borrowed funds reflects the actual amount of interest expense paid by the fund for the period ending October 31, 2022.  The Fund is subject to a floating interest rate and, therefore, the actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of borrowings, variations in market interest rates and/or the Fund’s borrowings outstanding. If the Fund were to incur higher levels of borrowing or pay higher interest rates, interest payments on borrowed funds as a percentage of net assets would be higher.”

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8215.

Sincerely,

/s/ Jordan M. Beksha

Jordan M. Beksha, Esq.

Vice President